Robert M. Kurucza 202.346.4515 RKurucza@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

December 16, 2009

Ms. Laura E. Hatch

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4720

Washington, DC 20549-4720

Re:	Columbia Funds Series Trust III (“CFST III”)
Registration Nos. 333-163352; 811-22357

Dear Ms. Hatch:

We are writing to respond to the written comments that you sent to us on December 14, 2009 and that we discussed by telephone on December 15, 2009 in connection with the registration statement filed November 25, 2009 by the above-referenced registrant (“Registrant”). These comments are set forth below, each of which is followed by our response.

PROSPECTUS

Principal Investment Strategies

Comment 1

For the Columbia California Tax-Exempt Reserves Fund, the disclosure states that “the Fund invests in high-quality money market instruments.” May the Fund invest in second-tier money market securities? If so, please disclose the current intention to invest in these securities. (This comment applies to other Funds in this registration statement, as applicable).

Response 1

Each Columbia Money Market Fund discloses that it invests in “high-quality money market instruments.” As you are aware, each Columbia Money Market Fund may invest in both first-tier securities and second-tier securities as permitted under Rule 2a-7 of the Investment Company Act of 1940, unless a Fund specifically discloses in its principal investment strategies that “under normal circumstances, the Fund purchases only first-tier securities”. Accordingly, the requested change will not be made in Registrant’s 485(b) filing, as we believe the current disclosure is adequate and conforms to general industry practice, which is not to describe the detailed investment limitations of Rule 2a.7.

Ms. Laura E. Hatch

December 16, 2009

Comment 2

For the Columbia California Tax-Exempt Reserves Fund, the disclosure states that “the Fund also invests at least 80% of its net assets in securities that pay interest exempt from federal income tax and California individual income tax.” Please verify that the 80% policy also includes interest exempt from the Alternative Minimum Tax. (This comment applies to each Fund in this registration statement with “Tax-Exempt” in its name).

Response 2

For each Columbia Money Market Fund that has “Tax-Exempt” in its name, the Fund invests at least 80% of its net assets in securities that pay interest exempt from federal income tax, which includes the alternative minimum tax.

Comment 3

For the Columbia Government Plus Reserves Fund the disclosure states, “under normal circumstances, the Fund purchases only first-tier securities.” Please explain under what circumstances the Fund would invest in non-first-tier securities. (This comment applies to other funds with similar disclosure).

Response 3

For each Columbia Money Market Fund that discloses that “under normal circumstances, the Fund purchases only first-tier securities”, the Fund’s intention is to only invest generally in first-tier securities.

Principal Risks

Comment 4

In the Principal Risks section for the state specific money market funds, please include risk disclosure for the respective states, as applicable.

Response 4

As discussed with the staff yesterday and in response to previous staff comments to this disclosure, the Registrant believes that the current disclosure set forth in the “State-Specific Municipal Securities Risk” sufficiently informs investors of the risks of investing in a State Municipal Money Market Fund with respect to state-specific risks. In addition, at the end of this risk disclosure an investor is specifically referred to the statement of additional information, which is incorporated by reference into a Fund’s prospectus, for greater detail about the risks specific to the municipal securities of the state in which a Fund invests. Accordingly, the requested change will not be made in Registrant’s 485(b) filing.

Ms. Laura E. Hatch

December 16, 2009

Comment 5

Much of the disclosure under the heading, “Municipal Securities Risk” is discussion of municipal securities and not risk disclosure. Please move the discussion of municipal securities to the strategies section of each affected fund.

Response 5

As discussed with the staff, the Registrant believes that the current disclosure set forth in “Municipal Securities Risk” regarding municipal securities is appropriate as a factual predicate in order to understand the associated disclosure of risks of investing in municipal securities. Accordingly, the requested change will not be made in Registrant’s 485(b) filing.

Comment 6

The principal risks section for the Columbia Treasury Reserves Fund includes Reverse Repurchase Agreements Risk. If this is a principal strategy of the Fund, please include disclosure in the principal strategies section.

Response 6

As we indicated in our conversation, the principal risk entitled “Reverse Repurchase Agreements” will be removed as a principal risk for Columbia Treasury Reserves in Registrant’s 485(b) filing.

Management of the Funds

Comment 7

Please explain to us how the management fees are calculated for the Columbia Daily Cash Reserves Fund and the Columbia Government Plus Reserves Fund.

Response 7

The Columbia Money Market Funds pay their investment adviser an annual fee for its investment advisory services as described in each Fund’s prospectus in a footnote to the caption “Management Fees” in each Fund’s table of “Annual Fund Operating Expenses”. The management fees are calculated as a percentage of the average daily net assets of each Fund and are paid monthly. For purposes of determining the investment advisory fee breakpoint level, “Assets” are the sum of the assets of Columbia California Tax-Exempt Reserves, Columbia Cash Reserves, Columbia Daily Cash Reserves, Columbia Connecticut Municipal Reserves, Columbia Government Reserves, Columbia Massachusetts Municipal Reserves, Columbia Money Market Reserves, Columbia Municipal Reserves, Columbia New York Tax-Exempt Reserves, Columbia Tax-Exempt Reserves, Columbia Treasury Reserves and Columbia Government Plus Reserves.

Ms. Laura E. Hatch

December 16, 2009

Comment 8

Under this heading, please disclose that the funds’ shares are redeemable and briefly identify the procedures for redeeming shares. (See Item 6(c) of Form N-1A).

Response 8

As discussed with the staff, Registrant believes that the current disclosure set forth in the “Buying, Selling and Exchanging Shares” section of each of the Columbia Money Market Funds’ prospectuses sufficiently presents the disclosures required by Item 6(c) of Form N-1A. Accordingly, the requested change will not be made in Registrant’s 485(b) filing.

Financial Intermediary Compensation

Comment 9

The disclosure in this section includes information for funds other than money market funds. Please remove.

Response 9

As discussed with the staff, at this time, Registrant is being added as just another registrant within the Columbia Funds fund family. All of the disclosure in each Columbia Money Market Fund’s prospectus under the section entitled “Financial Intermediary Compensation” continues to be relevant. Accordingly, the requested change will not be made in the Registrant’s 485(b) filing.

We hope that these responses adequately address your concerns. Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. Registrant acknowledges that staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at (202) 346-4515 or Kimberly Vargo at (202) 346-4304.

Very truly yours,

/s/ Robert M. Kurucza

Robert M. Kurucza